Exhibit 99.4

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of American Depository Shares, each representing one Ordinary share, nominal value £0.01 per share of Nightstar Therapeutics plc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: April 25, 2019

Polygon European Equity Opportunity Master Fund

Blackwell Partners LLC

Tetragon Financial Group Limited

Polygon Management Ltd.

Polygon Global Partners LP

Polygon Global Partners LLP

Tetragon Financial Management L.P.

By:	/s/ Reade E. Griffith
	Name:	Reade E. Griffith
	Title:	Authorized Signatory

By:	/s/ Patrick G.G. Dear
Patrick G.G. Dear

By:	/s/ Reade E. Griffith
Reade E. Griffith